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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                (Pursuant To Section 13(E)(1) Of The Securities
                             Exchange Act Of 1934)

                           SOFTWARE AG SYSTEMS, INC.
                                (Name of Issuer)

                           SOFTWARE AG SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  834025-10-8
                     (CUSIP Number of Class of Securities)

                                DANIEL F. GILLIS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           SOFTWARE AG SYSTEMS, INC.
                           11190 SUNRISE VALLEY DRIVE
                             RESTON, VIRGINIA 20191
                                 (703) 860-5050
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                             RICHARD E. BALTZ, ESQ.
                                ARNOLD & PORTER
                            555 TWELFTH STREET, N.W.
                           WASHINGTON, DC 20004-1202
                                 (202) 942-5008

                                 April 27, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE


             $48,000,000                                 $9,600
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* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 6,000,000 shares at the maximum tender offer price per share of $8.00.

[_] Check box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: N/A           Filing Party: N/A

         Form or Registration No.: N/A           Date Filed: N/A

Item 1. Security and Issuer.

   (a) The issuer of the securities to which this Schedule 13E-4 relates is Software AG Systems, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 11190 Sunrise Valley Drive, Reston, Virginia 20191.

   (b) This Schedule 13E-4 relates to the offer by the Company to purchase 6,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.01 per share (the "Common Stock"), of which 30,602,814 shares were outstanding as of April 26, 1999, at a price not greater than $8.00 nor less than $6.50 per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, and incorporated herein by reference. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. The Company has been advised that neither its directors, executive officers nor principal stockholder intends to tender shares of Common Stock pursuant to the Offer. The information set forth in "Introduction," "The Offer--Section 1, Number of Shares; Proration" and "The Offer--Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in "The Offer--Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

   (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

   (a) The information set forth in "The Offer--Section 9, Source and Amount of Funds" and "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

   (a)-(j) The information set forth in "Introduction" and "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer--Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer--

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Section 12, Effects of the Offer on the Market for Shares; Registration Under
the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer.

   The information set forth in "The Offer--Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

   The information set forth in "Introduction" and "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer" and "The Offer--Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6. Persons Retained, Employed, or to be Compensated.

   The information set forth in "Introduction" and "The Offer--Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7. Financial Information.

   (a)-(b) The information set forth in "The Offer--Section 10, Certain Information Concerning the Company" of the Offer to Purchase, the information set forth on pages 30 through 52 of the Company's Form 10-K for the fiscal year ended December 31, 1998 and accompanying Schedule II--Valuation and Qualifying Accounts, filed as Exhibit (g) hereto, and the information set forth in the Company's press release reporting first quarter results for the quarter ended March 31, 1999, dated April 20, 1999, filed as Exhibit (h) hereto, is incorporated herein by reference. The Company has concluded that the ratio of earnings to fixed charges for the two most recent fiscal years is not required.

Item 8. Additional Information.

   (a) Not applicable.

   (b) The information set forth in "The Offer--Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

   (d) Not applicable.

   (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

   (a) (1) Form of Offer to Purchase, dated April 27, 1999.

   (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

   (3) Form of Notice of Guaranteed Delivery.

   (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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   (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees.

   (6) W-9 Guidelines.

   (7) Text of Press Release issued by the Company, dated April 27, 1999.

   (8) Form of Letter to Stockholders of the Company, dated April 27, 1999.

   (9) Form of Summary Advertisement.

   (b) Not applicable.

   (c) Not applicable.

   (d) Not applicable.

   (e) Not applicable.

   (f) Not applicable.

   (g) Pages 30 through 52 of the Company's Form 10-K for the fiscal year ended December 31, 1998 and accompanying Schedule II--Valuation and Qualifying Accounts.

   (h) The Company's press release reporting first quarter results for the quarter ended March 31, 1999, dated April 20, 1999.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                          Software AG Systems, Inc.

                                          By:  /s/ Harry K. McCreery
                                              ----------------------------------
                                              Name:  Harry K. McCreery
                                              Title: Vice President, Treasurer
                                                     and Chief Financial Officer

Dated: April 27, 1999

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                                 EXHIBIT INDEX

Exhibit No.  Description
-----------  -----------
 (a)(1)      Offer to Purchase, dated April 27, 1999.

 (a)(2)      Form of Letter of Transmittal (including Certification of Taxpayer
             Identification Number on Form W-9).

 (a)(3)      Form of Notice of Guaranteed Delivery.

 (a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

 (a)(5)      Form of Letter to Clients for Use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

 (a)(6)      W-9 Guidelines.

 (a)(7)      Text of Press Release issued by the Company, dated April 27, 1999.

 (a)(8)      Form of Letter to Stockholders of the Company, dated April 27,
             1999.

 (a)(9)      Form of Summary Advertisement.

 (b)         Not applicable.

 (c)         Not applicable.

 (d)         Not applicable.

 (e)         Not applicable.

 (f)         Not applicable.

 (g) Pages 30 through 52 of the Company's Form 10-K for the fiscal year ended December 31, 1998 and accompanying Schedule II--Valuation and Qualifying Accounts.

 (h) The Company's press release reporting first quarter results for the quarter ended March 31, 1999, dated April 20, 1999.

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